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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                        -----------------------------


                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER

                       PURSUANT TO RULE 13a-16 OR 1d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                        FOR THE MONTH OF NOVEMBER 1998

                        ------------------------------


                              PETSEC ENERGY LTD

                          Level 13, 1 Alfred Street
                               Sydney, NSW 2000
                                  Australia


   [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

                        Form 20-F _X_   Form 40-F ___

 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                    Commission pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934.]

                              Yes ___     No _X_

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                                PETSEC ENERGY LTD
                              (A.C.N. 000 602 700)

12 November 1998

                 PETSEC ENERGY ANNOUNCES THIRD QUARTER RESULTS
                 ---------------------------------------------

Sydney, Australia - Petsec Energy Ltd (ASX: PSA and NYSE: PSJ), an independent oil and gas exploration and production company with its operations offshore Gulf of Mexico, USA, today reported its results of operations for the three months ended 30 September 1998.

RESULTS

Under Australian accounting standards, Petsec recorded a profit before interest, tax and abnormal items for the three months of A$3.5 million (1997: A$10.6 million). After interest, tax and abnormal items, the loss was A$2.7 million (1997: a profit of A$0.5 million).

Under US generally accepted accounting principles, Petsec reported a net loss of US$2.6 million for the three months ended 30 September 1998. Basic and diluted earnings per ADR were a loss of US$0.12. In the three months ended 30 September 1997 there was a net loss of US$1.5 million (US$0.07 per ADR).

Net sales of US$20.6 million were affected by falls in both prices and production. Both oil and gas prices were lower than a year ago (11% down) and the previous quarter (5% down), while the 8% fall in production from the June quarter reflected the impact of hurricanes and tropical storms which occurred in this year's September quarter.

Despite the lower production, overall costs before exploration on a per Mcfe basis were slightly better than in the June 1998 quarter and only 4% higher than a year ago.

Earnings before interest, tax, depletion and exploration costs for the three months reduced to US$14.9 million from US$27.0 million in 1997, with cash flow from operating activities showing a fall to US$15.0 million from US$22.1 million.

Dry hole costs of US$2.2 million relating to the Main Pass 91 East #1 well were expensed in the September quarter and a further US$0.2 million incurred on the well will be expensed in the December quarter.

For the nine months ended 30 September 1998, sales of US$72.2 million were 22% lower than in 1997, with 10% due to lower production and 13% due to lower commodity prices. The net loss for the nine months of US$23.8 million reflected the dry hole and impairment costs of US$36.2 million (before tax). In the comparable period in 1997 there was a net income of US$7.1 million.

A summary of the unaudited financial results for the three months ended 30 September 1998 is attached.

-------------------------------------------------------------------------------
     Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000 Australia
                 PO Box R204, Royal Exchange NSW 1225 Australia
             Telephone (61)(2) 9247 4605 Facsimile (61)(2) 9251 2410
            Company information is available on http://www.petsec.com

Petsec Energy's Managing Director, Terry Fern, said: "Our results this year have been impacted by a weak commodity price environment and a number of unsuccessful wells. We had hoped that exploration success this year would have balanced a weak commodity environment. While our results are disappointing in view of our previous good exploration record, some dry holes are to be expected in this business."



For further information please contact:

In Australia:                                 In USA:
-------------                                 -------
Terry Fern, Managing Director, or             Ross Keogh, VP Finance and
Robin Cumming, Chief Financial Officer           Administration,
Petsec Energy Ltd                             Petsec Energy Inc
(61) 2 9247 4605 (phone)                      (318) 989 1942 (phone)
(61) 2 9251 2410 (fax)                        (318) 989 7271 (fax)
Level 13, Gold Fields House                   143 Ridgeway Drive, Suite 113
1 Alfred Street, Sydney, NSW 2000             Lafayette Louisiana, 70503-3402


   Company information is available at Petsec's web site http://www.petsec.com

1 Information in this report which relates to hydrocarbon reserves is based on information compiled by a person qualified in accordance with Listing Rule 5.11 and accurately reflects the information compiled by that person.

2 Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.


-------------------------------------------------------------------------------
     Level 13, Gold Fields House, 1 Alfred Street, Sydney NSW 2000 Australia
                 PO Box R204, Royal Exchange NSW 1225 Australia
             Telephone (61)(2) 9247 4605 Facsimile (61)(2) 9251 2410
            Company information is available on http://www.petsec.com

                               PETSEC ENERGY LTD

              RESULTS FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 1998

                (A$, AUSTRALIAN ACCOUNTING STANDARDS, UNAUDITED)

                                                                 Three months ended     Change    Nine months ended      Change
                                                              30 Sep 98    30 Sep 97       %     30 Sep 98  30 Sep 97       %
                                                                     (in thousands)                 (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
OIL AND GAS SALES (BEFORE DEDUCTING ROYALTIES)               A$  41,807      55,004       -24%   138,982     150,464       -8%


PROFIT AND LOSS ACCOUNT

          Profit before interest and abnormal item           A$   3,519      10,611       -67%    13,653      33,185      -59%

          Net interest expense                                   (3,968)     (2,627)              (8,339)     (4,483)
                                                                --------------------             --------------------

          Operating profit (loss) before abnormal items            (449)      7,984                5,314      28,702

          Abnormal items (dry hole costs and impairment)         (3,664)     (7,069)             (57,132)     (7,069)
                                                                --------------------             --------------------

                    Operating profit (loss) before tax           (4,113)        915              (51,818)     21,633

          Tax benefit (expense)                                   1,457        (434)              18,064      (7,193)
                                                                --------------------             --------------------
                    OPERATING PROFIT (LOSS) AFTER TAX            (2,656)        481              (33,754)     14,440
                                                                --------------------             --------------------




BASIC AND DILUTED EARNINGS PER SHARE                         A$   (0.02)       0.00                (0.31)       0.13

NUMBER OF SHARES OUTSTANDING (PERIOD END, THOUSANDS)            107,601     107,601              107,601     107,601

NUMBER OF SHARES OUTSTANDING (AVERAGE, THOUSANDS)               107,601     107,568              107,601     107,226

AVERAGE US$ / A$ EXCHANGE RATES                                  0.5919      0.7325               0.6324      0.7561
-----------------------------------------------------------------------------------------------------------------------------------

                               PETSEC ENERGY LTD

             RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 1998
       (US$, "SUCCESSFUL EFFORTS" ACCOUNTING UNDER US GENERALLY ACCEPTED
                       ACCOUNTING PRINCIPLES, UNAUDITED)

                                                                Three months ended     Change      Nine months ended       Change
                                                                    September 30                      September
                                                                 1998         1997        %        1998        1997          %
                                                                  (in thousands)                    (in thousands)
-----------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
 Oil and gas sales (net of royalties)                      US$   20,589      32,668     -37%      72,171      91,970        -22%
 Lease operating expenses                                        (3,142)     (2,903)             (10,956)     (7,666)
 General, administrative and other expenses                      (2,364)     (2,353)              (6,964)     (6,407)
 Stock compensation expense                                        (167)       (444)                (796)     (1,266)
                                                               ---------------------             --------------------
   EBITDAX (income before interest, DD&A, exploration,
     dry hole costs)                                             14,916      26,968     -45%      53,455      76,631        -30%
 Depletion, depreciation & amortisation (DD&A)                  (12,709)    (19,112)             (41,654)    (48,552)
                                                               ---------------------             --------------------
   INCOME FROM OPERATIONS (before exploration &
     dry hole costs)                                              2,207       7,856               11,801      28,079
 Exploration expenditures                                        (1,645)     (2,784)              (6,515)     (5,213)
 Dry hole and impairment expense                                 (2,169)     (5,352)             (36,225)     (7,611)
                                                               ---------------------             --------------------
   INCOME (LOSS) FROM OPERATIONS                                 (1,607)       (280)             (30,939)     15,255
 Profit on sale of assets and other income                           12          25                  (67)         53
 Interest expense (net of interest income)                       (2,375)     (1,896)              (5,092)     (3,195)
 Equity in income (loss) of affiliates                                -          28                    -      (1,646)
                                                               ---------------------             --------------------
   Income (loss) before tax                                      (3,970)     (2,123)             (36,098)     10,467
 Income tax benefit (expense)                                     1,371         596               12,261      (3,411)
                                                               ---------------------             --------------------
   NET INCOME (LOSS)                                       US$   (2,599)     (1,527)             (23,837)      7,056
                                                               ---------------------             --------------------

CASH FLOW DATA
 Net cash provided by operating activities                 US$   15,002      22,141     -32%      51,487      68,796    -25%
 Net cash used in investing activities                     US$  (47,184)    (39,838)            (123,021)   (110,316)
 Net cash provided by financing activities                 US$   31,011       1,367               66,011      61,514

BALANCE SHEET DATA (AT END OF PERIOD)
 Total assets                                              US$  271,592     245,974              271,592     245,974
 Cash and deposits                                         US$   13,648      32,522               13,648      32,522
 Borrowings                                                US$  165,649      99,624              165,649      99,624
 Shareholders' equity                                      US$   76,899     101,214               76,899     101,214

BASIC AND DILUTED EARNINGS PER SHARE
 Net income per ordinary share                             US$    (0.02)      (0.01)               (0.22)       0.07
 Net income per ADR                                        US$    (0.12)      (0.07)               (1.11)       0.33
 Average number of shares outstanding  (thousands)              107,601     107,568              107,601     107,226

-----------------------------------------------------------------------------------------------------------------------------------

                                ADDITIONAL DATA

NET PRODUCTION
 Oil (MBbls)                                                        549         775     -29%       1,769       2,324    -24%
 Gas (MMcf)                                                       5,802       8,134     -29%      20,056      20,218    -1%
 Total (MMcfe)                                                    9,096      12,784     -29%      30,670      34,162    -10%

NET SALES
 Oil (US$ in thousands)                                    US$    8,591      14,459               28,508      45,769
 Gas (US$ in thousands)                                          11,998      18,209               43,663      46,201
                                                               ---------------------             --------------------
 Total (US$ in thousands)                                        20,589      32,668     -37%      72,171      91,970    -22%
                                                               ---------------------             --------------------
AVERAGE SALES PRICE
 Oil (US$ per Bbl)                                         US$    15.65       18.66     -16%       16.12       19.69    -18%
 Gas (US$ per Mcf)                                                 2.07        2.24     -8%         2.18        2.29    -5%
 Total (US$ per Mcfe)                                              2.26        2.56     -11%        2.35        2.69    -13%

AVERAGE COSTS (US$ PER MCFE)
 Lease operating expenses                                  US$     0.35        0.23                 0.36        0.22
 Depletion, depreciation and amortisation                          1.40        1.49                 1.36        1.42
 General, administrative & other expenses                          0.26        0.18                 0.23        0.19
 Stock compensation expense                                        0.02        0.03                 0.03        0.04
                                                               ---------------------             --------------------
   Total (before exploration and dry hole costs)                   2.02        1.94     +4%         1.97        1.87    +5%
                                                               ---------------------             --------------------
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
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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                PETSEC ENERGY LTD




Date  12 November, 1998                           By  /s/ ROBIN A CUMMING
                                                  -----------------------
                                                  Robin A Cumming
                                                  Chief Financial Officer